UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)



                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F  x                       Form 40-F
                         ---                                ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                                No  x
                   ---                               ---

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

Contacts:
ASUR                           ASUR           Breakstone & Ruth
Lic. Adolfo Castro   AEROPUERTOS DEL SURESTE  Susan Borinelli / Vanessa Marquez
(52) 55-5284-0408                             (646) 536-7018 / 15
acastro@asur.com.mx                           Sborinelli@breakstoneruth.com



             ASUR Provides Update on the Master Development Program

Mexico City, January 9th, 2004, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) received approval from the Ministry of Communications and Transportation on the following: the Master Development Program for each of its concessions for the years 2004 through 2008, the efficiency factor applicable for the years 2004 through 2008, and the maximum tariffs per unit of traffic for 2004.

Master Development Programs
In Millions of Pesos as of December 31 2002
--------------------------------------------------------------------------------
       Airport             2004-2008*           2009-2013**          2014-2018**
--------------------------------------------------------------------------------
Cancun                             895                  901                  589
Cozumel                             86                   28                   40
Huatulco                            54                   16                   39
Merida                              96                   78                   18
Minatitlan                          19                   25                   13
Oaxaca                              47                   38                   23
Tapachula                           31                   28                   13
Veracruz                            51                   50                   25
Villahermosa                        84                   50                   24
--------------------------------------------------------------------------------
Total                            1,363                1,214                  784
--------------------------------------------------------------------------------
*        Committed investment
**       Indicative investment

Maximum Tariffs
In Pesos as of December 31 2002
--------------------------------------
           Airport         2004
--------------------------------------
Cancun                           99.56
Cozumel                         106.82
Huatulco                         88.06
Merida                           75.03
Minatitlan                       93.33
Oaxaca                           91.65
Tapachula                       109.50
Veracruz                         77.85
Villahermosa                     86.93
--------------------------------------


                                    - More -

The concession agreements provide that each airport's maximum rate are reduced annually to take into account projected improvements in efficiency. For the five-year period ending December 31, 2008, the maximum rates applicable to ASUR's airports will be reduced by an annual efficiency factor of 0.75% in real terms.

The Company is currently evaluating the figures approved by the Ministry of Communications and Transportation.

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -







          BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC,
                            C.P. 11000 MEXICO, D.F.
                 TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.


                                   By: /s/ ADOLFO CASTRO RIVAS
                                       Adolfo Castro Rivas
                                       Director of Finance

Date: January 13, 2004